

July 14, 2020

Benjamin Kovler
Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

> **Re: Green Thumb Industries Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 1, 2020**
> **CIK No. 0001795139**

Dear Mr. Kovler:

We have conducted a limited review of your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise to disclose the number of shares that you are offering rather than the dollar amount. Refer to Item 501(b)(2) of Regulation S-K.

2. We note your disclosure of the last reported sale price of the subordinate voting shares on the Canadian Securities Exchange and the OTCQX Best Market. Please revise to clarify whether the offering price will be substantially similar to the market price of the subordinate voting shares on the OTCQX Best Market or the Canadian Securities Exchange, or otherwise explain the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

Exhibits

3.   Please file the legal opinion and consent of counsel and update your exhibit index accordingly. Refer to Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

4.   Please file the consent of each of your independent registered public accounting firms and update your exhibit index accordingly. Refer to Item 601(b)(23) of Regulation S-K.

    Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin C. Glass, Esq.